FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2007

CLP Holdings Limited

(Registrant’s name in English)

147 Argyle Street

Kowloon, Hong Kong

(Address of Registrant’s principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the Registrant by furnishing this information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

Registrant hereby incorporates by reference in the report on Form 6-K the following Exhibit:

Exhibit

Announcement of appointment of Alternate Director

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

For and on behalf of CLP HOLDINGS LIMITED

By:	/ s / April Chan
Name:	April Chan
Title:	Company Secretary

Date: 29 June 2007

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CLP Holdings Announces

Appointment of Alternate Director

CLP Holdings Limited (“CLP Holdings”) announces the appointment of Mr. Neo Kim Teck as an alternate to Mr. Tan Puay Chiang on the Board of CLP Holdings with effect from 1 June 2007.

Mr. Neo Kim Teck, aged 51, is the new Chairman and Managing Director of ExxonMobil Energy Ltd., Chairman of Castle Peak Power Company Ltd. and Hong Kong Pumped Storage Development Company, Limited. He is also a Director of CLP Power Hong Kong Limited.

Mr. Neo was educated in Malaysia and graduated from the University of Malaya, Kuala Lumpur with a Bachelor Degree in Chemical Engineering (First Class Hon.). He also holds a Diploma in Business Administration from the National Productivity Board of Singapore.

Mr. Neo started his career with ExxonMobil in Singapore in 1979 where he held various technical positions in the refinery followed by assignments in planning and marketing. Since then he has held several international assignments in Brazil, Hong Kong, Belgium and most recently in the United States. He was based in Hong Kong in 1994 as part of ExxonMobil China venture team and was subsequently appointed Managing Director of Esso Hong Kong Limited from 1997-2000. Prior to his appointment as the Chairman and Managing Director of ExxonMobil Energy Ltd., Mr. Neo was the Vice President, Planning & Technology, at the ExxonMobil Lubricants & Petroleum Specialties Company, based in Virginia, USA.

As at the date of this announcement, Mr. Neo does not have any interest in CLP Holdings shares within the meaning of Part XV of the Securities and Futures Ordinance nor any relationships with any directors, senior management or substantial or controlling shareholders of CLP Holdings. As an Alternate Director, Mr. Neo is not entitled to receive any Directors’ fees from CLP Holdings.

Mr. Neo replaces Mr. Bradley William Corson as Mr. Tan Puay Chiang’s alternate on the Board of CLP Holdings. Mr. Corson resigned from the alternate directorship as a result of his relocation to Houston, USA to take up the position of Vice President, New Business Development at the ExxonMobil Gas and Power Marketing Company.

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Save for the information set out above, there is no other information to be disclosed pursuant to any of the requirements of the provisions under Rule 13.51(2) of the Listing Rules nor are there other matters that need to be brought to the attention of shareholders in relation to the resignation of Mr. Corson and the appointment of Mr. Neo as an Alternate Director.

By Order of the Board
April Chan
Company Secretary

Hong Kong, 1 June 2007

CLP Holdings Limited

(incorporated in Hong Kong with limited liability)

(Stock Code: 002)

Non-executive Directors:	The Hon. Sir Michael Kadoorie, Mr. W. E. Mocatta,
Mr. J. S. Dickson Leach, Mr. R. J. McAulay,
Mr. J. A. H. Leigh, Mr. R. Bischof, Mr. I. D. Boyce,
Mr. P. C. Tan (Mr. Neo Kim Teck as his alternate),
Mr. Jason Whittle and Dr. Y. B. Lee

Independent Non-executive Directors:	The Hon. Sir S. Y. Chung, Dr. William K. Fung,
Mr. V. F. Moore, Mr. Hansen C. H. Loh,
Mr. Paul M. L. Kan, Professor Judy Tsui, Sir Rod Eddington and Mr. Peter T. C. Lee

Executive Directors:	Mr. Andrew Brandler, Mr. Peter P. W. Tse and
Mr. Peter W. Greenwood

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